news release

ArcelorMittal announces date of reconvened Extraordinary General Meeting of shareholders

Luxembourg, 15 May 2009 - ArcelorMittal announces the date of its reconvened Extraordinary General Meeting (EGM) of shareholders, which will be held on 17 June 2009 at 11am CET at the Company's headquarters in Luxembourg. The convening notice, proxy form and other materials are available today on www.arcelormittal.com <http://www.arcelormittal.com/> under "Investors & Shareholders - Extraordinary General Meeting 17 June 2009".

ArcelorMittal's shareholders had been convened to an EGM on 12 May which was to immediately follow the Annual General Meeting held on that day. However, the quorum required for the EGM, namely 50% of the issued share capital, was not reached. This EGM is herewith reconvened to 17th June.